

May 11, 2015

Via e-mail
Cameron D. MacDougall
Vice President
Fortress Transportation and Infrastructure Investors LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

> **Re:** **Fortress Transportation and Infrastructure Investors LLC**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed May 4, 2015**
> **File No. 333-193182**

Dear Mr. MacDougall:

We have reviewed the above-captioned filing and have the following comments.

Cash Available for Distribution, page 11

1.   Your response to comment 1 in our letter dated May 1, 2015 indicates that this measure is intended to be used in evaluating your ability to make distributions and to make capital expenditures and acquisitions. Consequently, the title you selected for this measure is confusing because it fails to reference the other, more material liquidity requirements that it is intended to assess. Further, it fails to measure your actual ability to "generate sufficient cash" for distributions since it excludes the substantial working capital cash requirements that have materially impacted the actual residual cash flow available for your stated discretionary expenditures. Please clarify the title, and delete the word "cash" from the title so it will not be confused with the term as defined by GAAP. See Item 10(e)(1)(ii)(E) of Regulation S-K.

2.   We now understand that your non-GAAP liquidity measure is intended to inform investors about your ability to make distributions, capital expenditures and acquisitions. In order for investors to fully assess your stated ability, please expand your disclosure wherever the measure is presented to quantify the actual amounts paid in 2014 for these distributions, capital expenditures, and acquisitions. For example, the Statements of Cash Flows on pages F-8 and F-9 show these payments to be $76 million, $49.4 million, and $156.7 million. Further, since your measure incorporates proceeds from finance lease collections, it would appear necessary to similarly address the $387.1 million paid to acquire the assets underlying such leases. The $20.4 million paid to acquire lease intangibles would be similarly relevant. Given your expansion strategy disclosed on page 2, and your $1.5 billion "acquisition pipeline" highlighted on page 12, this revision is needed in order to correlate your liquidity measure with its stated purpose. The fact that

your corresponding historical liquidity requirements substantially exceeded your non-GAAP liquidity measure should be prominently disclosed.

3.   The disclosure on page 58 implies that $49.5 million is, or will be, "invested in the business" in 2015. Please disclose on page 11 whether your projected $14.4 million March 31, 2015 liquidity measure was less than the actual cash required to pay distributions, capital expenditures, and acquisitions during the period.

4.   Wherever you disclose this non-GAAP liquidity measure, please also present the corresponding GAAP operating, investing and financing cash flow measures. See Question 102.06 of the Non-GAAP Financial Measures C&DI.

Acquisition Pipeline, page 12

5.   You disclose $1.5 billion of potential acquisitions, some of which have progressed to "a letter of intent and negotiation of key terms." Please give us the significance tests for any probable acquisitions. See Article 3-05 of Regulation S-X.

6.   Please disclose in your MD&A liquidity section the amount of your planned capital expenditures, business and asset acquisitions for the next 12 months. See Section 501.02 of the Financial Reporting Codification.

Summary Historical Consolidated Financial Data, pages 22

7.   On a pro forma basis, your 2014 net loss is $51.6 million whereas your 2014 historical net income is $2.9 million. Similarly, your pro forma revenue significantly differs from the historical amount. Please present corresponding measures from your pro forma financial statements so readers can understand the impact of your business combinations on the comparability of the data presented. See the analogous guidance in Instruction 2 to Item 301 of Regulation S-K.

Financial Statements, page F-1

8.   Note the updating requirements in Article 3-12 of Regulation S-X.

You may contact Tracie Mariner at (202) 551-3744 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief